PROXY STATEMENT IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF
DIRECTORS OF THE FIRST YEARS, INC.

ANNUAL MEETING OF STOCKHOLDERS (To be held on May 17, 2001)

My name is Phillip Goldstein.  I am a shareholder of The
First Years, Inc. (the "Company"). I am an investment manager presently managing investment portfolios with assets totaling
more than $60 million.   I am sending this proxy statement and
the enclosed GREEN proxy card to all stockholders of record on March 20, 2001 (the "Record Date") of the Company. I am soliciting a proxy to vote your shares at the 2001 Annual Meeting of Stockholders of the Company (the "Meeting") and at any and all adjournments or postponements of the Meeting. Please refer to the Company's proxy soliciting material for additional information concerning the Meeting and the matters to be considered by the shareholders including the election of directors.

This proxy statement and the enclosed GREEN proxy card are first being sent to shareholders of the Company on or about April
25, 2001.

INTRODUCTION

There are two matters that the Company has scheduled to be voted upon at the meeting:

1. The election of two persons to serve as Class III Directors of the Company.

2.	The ratification of the appointment of Deloitte & Touche LLP as independent accountants of the Company for the fiscal year ending December 31, 2001.

In addition, I intend to introduce the following proposals at the meeting.

3. The Company shall be sold to the highest bidder at a price of at least 25% above its April 9, 2001 market value.

4. The following bylaw shall be adopted: "The Company shall not take any action including but not limited to initiating any lawsuit that is reasonably calculated to impede or prevent a shareholder vote. This bylaw may only be changed or rescinded by the stockholders."

With respect to these matters, I am soliciting a proxy to vote your shares FOR the election of my nominees and FOR Proposals 3 and 4. I am making no recommendation with respect to Proposal 2.

How Proxies Will Be Voted

All of the proposals scheduled by the Company to be voted upon at the meeting are included on the enclosed GREEN proxy card. If you will not attend the meeting and you wish to vote
FOR the election of my nominees and/or FOR my proposals, you may do so by completing and returning a GREEN proxy card.

If you return a GREEN proxy card to me or to my agent, your shares will be voted on each matter as you indicate. If you do not indicate how your shares are to be voted on a matter, they will be voted FOR the election of my nominees to the Board, FOR Proposals 3 and 4 and will NOT VOTE on Proposal 2. If you return a GREEN proxy card, you will be granting the proxy holder(s) discretionary authority to vote on any other matters of which they are not now aware that may come before the meeting including matters relating to the conduct of the meeting.

Voting Requirements

If a quorum is not present at the meeting, or if a quorum is present but sufficient votes to approve any of the proposals are not received, the proxy holder(s) may propose one or more adjournments of the meeting to permit further solicitation of proxies, consideration of matters of which I am not aware at this time, or negotiations with the incumbent directors. If an adjournment of the meeting is proposed, the proxy holder(s)s will vote for or against such adjournment in their discretion. The proxies may also temporarily decline to attend the meeting (which I believe is permitted under state law), thereby possibly preventing a quorum to solicit additional proxies, if they reasonably determine that management has taken or will take any illegal action to impede the voting rights of the shareholders. Please refer to the Company's proxy statement for the quorum requirements and the voting requirements for Proposals 1 and 2. Proposals 3 and 4 each require a majority of the votes cast for approval.

Revocation of Proxies

You may revoke any proxy prior to its exercise by (i) delivering a written revocation of your proxy to any person who will present it at the meeting; (ii) executing and delivering a later dated proxy to me or to the Company or to our respective agents; or (iii) voting in person at the meeting. (Attendance at the meeting will not in and of itself revoke a proxy.) There is no limit on the number of times you may revoke your proxy prior to the meeting. Only the latest dated, properly signed proxy card will be counted.

Information Concerning the Soliciting Shareholder

I, Phillip Goldstein, am the Soliciting Shareholder. My address is 60 Heritage Drive, Pleasantville, NY 10570. I am an investment manager who presently manages investment portfolios with assets in excess of $60 million. Since December 1, 1992, I have been the president and 50% shareholder of Kimball & Winthrop, Inc., the general partner of Opportunity Partners L.P., a private investment partnership. I am also the portfolio manager of Opportunity Partners. Since 1996, I have taken an active role in urging the management of other companies to take various actions that I believe would benefit those companies and their shareholders. My actions have included discussions with management, submitting shareholder proposals, conducting a proxy contest and filing a lawsuit alleging breach of fiduciary duty.

I am deemed to be the beneficial owner of 62,200 shares of Common Stock held in brokerage accounts by my clients (including Opportunity Partners) and me. Exhibit 1 to this proxy statement contains a schedule showing my purchases and sales of Common Stock within the past two years.

REASONS FOR THE SOLICITATION

Based on an analysis of the Company's finances and its prospects under more capable management, I believe that the market price of the Company's stock is undervalued and that the Company can be sold at a significant premium to its market value. Therefore, I wish to afford shareholders an opportunity to (1) determine whether they want to seek a sale of the Company to the highest bidder and (2) elect directors that have no ties to management and who are committed to pursuing such a sale.

OTHER CONSIDERATIONS

If my nominees are elected, they will constitute a minority of the board and there is no assurance that the entire board will agree to seek a sale of the Company. In addition, a sale of the Company may require shareholder approval, and no assurance can be given that such approval will be obtained. Finally, various costs, including but not limited to those related to holding a special meeting of shareholders, which would be borne indirectly by shareholders, may be associated with such actions. I believe that such costs are far outweighed by the benefit of a sale at a premium to the market price of the Company's stock.

I believe that all shareholders of the Company will benefit if actions are taken to improve shareholder value. However, I also have personal financial incentives to increase the Company's stock price because my clients who hold shares of the Company pay me fees that are based upon the realized and unrealized gains that they earn. Thus, these fees may partially depend on the value of the Company's shares.



PROPOSAL 1: ELECTION OF DIRECTORS

At the meeting, I will nominate the following persons for election as a director for a term expiring in 2004.

Name, Address, Age 	 		Principal Business/ Occupation


Phillip Goldstein
(Age 56)
60 Heritage Drive
Pleasantville, NY
10570





Andrew Dakos (Age
35)
14 Mill Street
Lodi, NJ  07644




Since 1992, Mr.
Goldstein has
managed
investments for a
limited number of
clients and has
served as the
portfolio manager
and president of
the general
partner of
Opportunity
Partners, a
private investment
partnership.  From
1998-2000, he was
a director of
Clemente Strategic
Value Fund and was
elected a director
of Mexico Equity &
Income Fund in
February 2000, The
Italy Fund in May
2000 and Dresdner
RCM Global
Strategic Income
Fund in November
2000.

Private investor.
Vice President --
Sales, UVitec
Printing Ink,
Inc., April 2001.
Director of
Dresdner RCM
Global Strategic
Income Fund since
November 2000.


       	Mr. Goldstein beneficially owns 62,200 shares of the Company including one share of record. Mr. Dakos does not own any shares. Other than fees that may be payable by the Company to its directors, none of my nominees have any arrangement or understanding with any person with respect to any future employment by the Company or by any affiliate of the Company. Both nominees are currently seeking election to the board of directors of at least one other public company.

The persons named as proxies on the enclosed GREEN proxy card intend, in the absence of contrary instructions, to vote all proxies they are entitled to vote IN FAVOR of the election of the above persons, each of whom have consented to stand for election and to serve if elected. If any nominee is unable to serve, an event not now anticipated, the proxies will be voted for such other person, if any, as is designated by the proxy holder(s).

PROPOSAL 2: RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE
LLP AS INDEPENDENT ACCOUNTANTS OF THE COMPANY

I am making no recommendation with respect to this proposal.
In the absence of contrary instructions, the proxy holder(s) will NOT VOTE your shares on this proposal.

PROPOSAL 3: A STOCKHOLDER PROPOSAL THAT THE COMPANY BE SOLD TO
THE HIGHEST BIDDER AT A PRICE OF AT LEAST 25% ABOVE ITS APRIL
9, 2001 MARKET VALUE.

	After reaching a price of $20 per share during the second quarter of 1998 our Company's stock price fell more than 50% in value. On April 9, 2001, the date I filed my preliminary proxy materials, the price stood at $10.35. Meanwhile, sales and earnings have risen only slightly over the past few years. I think that a strategic buyer, i.e., one who is in a similar or related business, might pay a sizeable premium to acquire the Company if it believes that it can realize synergies or reduce overhead expenses in the combined company's operations. Therefore, I believe that pursuing such a sale is the best way to maximize shareholder value particularly since current management has been unable to increase sales and earnings at a rate that I think is acceptable to most shareholders. There is no certainty that the board will implement this proposal if it is approved.
In the absence of contrary instructions, the proxies will vote your shares FOR this proposal.

PROPOSAL 4:  A STOCKHOLDER PROPOSAL TO ADOPT THE FOLLOWING
BYLAW: "THE COMPANY SHALL NOT TAKE ANY ACTION INCLUDING BUT NOT
LIMITED TO INITIATING ANY LAWSUIT REASONABLY CALCULATED TO IMPEDE
OR PREVENT A SHAREHOLDER VOTE. THIS BYLAW MAY ONLY BE CHANGED OR
RESCINDED BY THE SHAREHOLDERS."

When faced with a proxy challenge, a board of directors may act to impede a shareholder vote, e.g., by initiating a lawsuit to prevent a shareholder from soliciting proxies. We think that such actions benefit only the incumbent managers and the lawyers who advise them - not the shareholders. Here, five of the Company's directors are related to one another. The incumbent directors and our highly compensated managers have presided over a company whose abysmal stock price performance over the past few years reflects its poor operating performance. I think a lawsuit or other action reasonably calculated to impede a shareholder vote would only benefit management while allowing shareholders to continue to suffer with a depressed stock price. Personally, I do not appreciate being sued when I conduct a proxy contest. The adoption of this bylaw will act to protect shareholders from such self-serving actions. In the absence of contrary instructions, the proxy holder(s)s will vote your shares FOR this proposal.

THE SOLICITATION

 I am making this solicitation personally. Persons affiliated with or employed by affiliates of Opportunity Partners may assist me in the solicitation of proxies. They will not receive any special compensation for their services. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward this proxy statement and the enclosed GREEN proxy card to the beneficial owners of shares of Common Stock for whom they hold shares of record. I will reimburse these organizations for their reasonable out-of-pocket expenses.

Initially, I will personally bear all of the expenses related to this proxy solicitation. Because I believe that the shareholders will benefit from this solicitation, I intend to seek reimbursement of these expenses from the Company. Shareholders will not be asked to vote on the reimbursement of solicitation expenses incurred by either the incumbent directors or me. I estimate that my expenses will be about $30,000. As of April 25, 2001, my expenses have been approximately $---------.

There is no arrangement or understanding involving me or any affiliate of mine that relates to future employment by the Company or any future transaction with the Company.

ADDITIONAL PROPOSALS

I know of no business that will be presented for consideration at the meeting other than that set forth in this proxy statement and in the Company's proxy statement. Unless instructed otherwise, if any other matters are properly presented for consideration at the meeting, it is the intention of the persons named as proxies in the enclosed GREEN proxy card to vote in accordance with their own best judgment on such matters.

DATED: April 23, 2001

EXHIBIT 1: SECURITIES OF THE COMPANY PURCHASED OR SOLD
WITHIN THE PAST TWO YEARS BY THE SOLICITING SHAREHOLDER

Except as disclosed in this proxy statement, I have not had any interest, direct or indirect in the Company. The following table sets forth certain information with respect to purchases and sales of shares of Common Stock of the Company within the past two years by me and by accounts holding shares as to which I am deemed to be the beneficial owner (the "Accounts"). Some of the shares are held in margin accounts, together with other securities. Therefore, a portion of the purchase price and market value of the shares may from time to time be represented by margin borrowings, depending upon the net debit balances, if any, of the margin accounts, which fluctuate daily.


PROXY CARD

PROXY SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF THE
FIRST YEARS, INC. BY PHILLIP GOLDSTEIN FOR THE ANNUAL MEETING OF
STOCKHOLDERS ON MAY 17, 2001

The undersigned hereby appoints Andrew Dakos and Phillip Goldstein, and each of them, as the undersigned's proxies, with full power of substitution, to attend the Annual Meeting of Shareholders of The First Years, Inc. at 10:30 a.m. on May 17, 2001, (the "Meeting"), and any adjournment or postponement thereof, and to vote on all matters that may come before the Meeting and any such adjournment or postponement the number of shares that the undersigned would be entitled to vote if present in person, as specified below.

(INSTRUCTIONS:  Mark votes by placing an "x" in the appropriate [
].)

1. ELECTION OF TWO DIRECTORS

FOR all of the nominees listed below [   ]
WITHHOLD AUTHORITY [   ]
(except as indicated to the contrary below) to vote for all of the nominees listed below

PHILLIP GOLDSTEIN AND ANDREW DAKOS

To withhold authority to vote for one or more nominees, enter the name(s) of the nominee(s) below.

___________________________________________________________

2. RATIFICATION OF THE SELECTION OF DELOITE & TOUCHE LLP AS
INDEPENDENT ACCOUNTANTS

FOR [   ] 	AGAINST [   ]     			ABSTAIN [   ]

3.    A STOCKHOLDER PROPOSAL THAT THE COMPANY BE SOLD TO THE
HIGHEST BIDDER AT A PRICE AT LEAST 25% ABOVE ITS APRIL 9,2001
MARKET VALUE.

FOR [   ] 	AGAINST [   ]     			ABSTAIN [   ]

4. PROPOSAL 4:  A STOCKHOLDER PROPOSAL TO ADOPT THE FOLLOWING
BYLAW: "THE COMPANY SHALL NOT TAKE ANY ACTION INCLUDING BUT NOT LIMITED TO INITIATING ANY LAWSUIT REASONABLY CALCULATED TO IMPEDE OR PREVENT A SHAREHOLDER VOTE. THIS BYLAW MAY ONLY BE CHANGED OR RESCINDED BY THE SHAREHOLDERS."

FOR [   ] 	AGAINST [   ]     			   ABSTAIN [   ]
Please sign and date below. Your shares will be voted as directed. If no direction is made, this proxy will be voted FOR the election of the nominees named above in Proposal 1, FOR
Proposals 3 AND 4 and will NOT VOTE on Proposal 2. The undersigned hereby acknowledges receipt of the proxy statement dated April 23, 2001 of Phillip Goldstein and revokes any proxy previously executed. (Important - Please be sure to enter date.)


SIGNATURE (S)__________________________	Dated: _______________